Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

CUREVAC N.V.
FRIEDRICH-MIESCHER-STRASSE 15
TUEBINGEN 72076
GERMANY

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 23:59 p.m. CEST on 20 June 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 23:59 p.m. CEST on 20 June 2025. Have the proxy card mailed to you in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, by 23:59 p.m. CEST on 20 June 2025.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it via email to agm2025@curevac.com by 23:59 p.m. CEST on 20 June 2025.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V75521-P30526 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CUREVAC N.V.

The Board of Directors recommends you vote FOR proposals 1 through 13.

	Proposal	For	Against	Abstain
1.	Adoption of the annual accounts over the financial year 2024	☐	☐	☐
2.	Release of managing directors from liability for the exercise of their duties during the financial year 2024	☐	☐	☐
3.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2024	☐	☐	☐
4.	Appointment of Axel Sven Malkomes as member of the Company's management board	☐	☐	☐
5.	Reappointment of Jean Stéphenne as member of the Company's supervisory board	☐	☐	☐
6.	Appointment of Mehdi Shahidi as member of the Company's supervisory board	☐	☐	☐
7.	Reappointment of Debra Barker as member of the Company's supervisory board	☐	☐	☐
8.	Reappointment of Craig A. Tooman as member of the Company's supervisory board	☐	☐	☐
9.	Reappointment of Klaus Schollmeier as member of the Company's supervisory board	☐	☐	☐
10.	Reappointment of the external auditor for the financial year 2026	☐	☐	☐
11.	Authorisation of the management board to issue shares and to grant rights to subscribe for shares in the Company's capital	☐	☐	☐
12.	Authorisation of the management board to limit or exclude pre-emption rights	☐	☐	☐
13.	Amendment to the compensation of the members of the Company's supervisory board	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V75522-P30526 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice of Meeting is available at www.proxyvote.com CUREVAC N.V. Annual General Meeting of Shareholders 24 June 2025 This proxy is solicited by the Board of Directors The undersigned hereby registers for the annual general meeting of shareholders of CureVac N.V. to be held on 24 June 2025 at 2:00 p.m. Central European Summer Time (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to each civil law notary and candidate civil law notary working with NautaDutilh N.V. (each, a "Proxyholder") to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of CureVac N.V. that the undersigned is entitled to vote at the AGM, and to exercise any other right of the undersigned which the undersigned would be allowed to exercise at the AGM. This power of attorney is granted with full power of substitution. The relationship between the undersigned and each Proxyholder is governed exclusively by the laws of the Netherlands. The AGM will be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands). This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side